FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2017

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK Group Holdings plc

2017 Annual General Meeting

The Annual General Meeting of Santander UK Group Holdings plc was held on 31 March 2017 and all of the resolutions concerning ordinary business in the Notice of the Meeting were passed.

- Ends -

For further details, please contact:

Bojana Flint	(Head of Investor Relations)	+44 (0) 20 7756 6474
Andy Smith	(Head of Media Relations)	+44 (0) 20 7756 4212
For more information contact: ir@santander.co.uk

Additional information about Santander UK plc and Banco Santander, S.A.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. It has brought real competition to the UK, through its innovative products for retail customers and relationship banking model for UK SMEs. At 31 December 2016, the bank serves around 14 million active customers with c20,000 employees and operates through 841 branches (which includes 60 university branches) and 67 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, headquartered in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. It is among the world’s top banks by market capitalization. The bank’s purpose is to help people and businesses prosper, in a way that is simple, personal and fair. Founded in 1857, Santander had EUR 1.52 trillion in managed funds, 125 million customers, 12,200 branches and 188,000 employees at the close of 2016. Santander made attributable profit of EUR 6,204 million in 2016, an increase of 4% compared to the previous year.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc continue to have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.santander.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 31 March 2017	By / s / Marc Boston
(Authorised Signatory)